FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 19, 2009

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.

15, rue Léon Laval

L-3372 Leudelange

Grand-Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Condensed consolidated notes	Millicom International
as of June 30, 2009	Cellular S.A.

Item 1. FINANCIAL STATEMENTS

Millicom International Cellular S.A. and subsidiaries (“MIC” or “Millicom” or the “Group”) unaudited interim condensed consolidated financial statements as of June 30, 2009.

Millicom is a global telecommunications group with mobile telephony operations in the world’s emerging markets. It also operates fixed telephony, cable and broadband businesses in five countries in Central America. As of June 30, 2009, Millicom had 16 mobile operations in 16 emerging markets in Central America, South America, Africa and Asia. In 2008, Millicom acquired 100% of Amnet Telecommunications Holding Limited, a provider of broadband and cable television services in Costa Rica, Honduras and El Salvador, of fixed telephony in El Salvador and Honduras, and of corporate data services in the above countries as well as Guatemala and Nicaragua. In addition, in December 2008 Millicom was successful in the tender for the third national mobile license in Rwanda. The Company’s shares are traded on the NASDAQ Global Select Market and on the Stockholm stock exchange.

Interim condensed consolidated statements of profit and loss	Millicom International
for the six months ended June 30, 2009 and 2008	Cellular S.A.

	Notes	Six months ended June 30, 2009	Six months ended June 30, 2008 (i)
		(Unaudited)	(Unaudited)
		US$ ‘000	US$ ‘000

Revenues	7	1,592,847	1,509,357
Cost of sales		(561,047)	(529,078)
Gross profit		1,031,800	980,279
Sales and marketing		(310,310)	(323,368)
General and administrative expenses		(280,789)	(243,680)
Other operating expenses		(31,137)	(24,754)
Operating profit	7	409,564	388,477
Interest expense		(84,793)	(77,830)
Interest and other financial income		6,358	19,107
Other non operating (expense) income, net	8	(7,316)	7,697
Profit from associates		2,339	4,128
Profit before taxes from continuing operations		326,152	341,579
Charge for taxes	9	(92,811)	(102,452)
Profit for the period from continuing operations		233,341	239,127
(Loss) profit for the period from discontinued operations, net of tax	5	(5,725)	13,447
Net profit for the period		227,616	252,574

Attributable to:
Equity holders of the Company		253,886	290,043
Non-controlling interests		(26,270)	(37,469)
		227,616	252,574
Earnings per common share for profit attributable to the equity holders

Basic (US$)
Profit for the period attributable to equity holders	10	2.34	2.70

Diluted (US$)
Profit for the period attributable to equity holders	10	2.34	2.68

(i)                                  Comparative information reclassified as a result of the classification of Millicom’s operations in Cambodia, Laos, Sri Lanka and Sierra Leone as discontinued operations.

The accompanying notes are an integral part of these condensed financial statements.

Interim condensed consolidated statements of profit and loss	Millicom International
for the three months ended June 30, 2009 and 2008	Cellular S.A.

	Notes	Three months ended June 30, 2009	Three months ended June 30, 2008 (i)
		(Unaudited)	(Unaudited)
		US$ ‘000	US$ ‘000

Revenues	7	814,312	774,233
Cost of sales		(282,961)	(272,228)
Gross profit		531,351	502,005
Sales and marketing		(156,819)	(166,600)
General and administrative expenses		(151,564)	(128,948)
Other operating expenses		(14,039)	(12,894)
Operating profit	7	208,929	193,563
Interest expense		(44,732)	(38,085)
Interest and other financial income		3,400	8,020
Other non operating expense, net	8	(7,223)	(1,746)
Profit from associates		—	2,268
Profit before taxes from continuing operations		160,374	164,020
Charge for taxes	9	(51,492)	(62,829)
Profit for the period from continuing operations		108,882	101,191
(Loss) profit for the period from discontinued operations, net of tax	5	(6,795)	6,322
Net profit for the period		102,087	107,513

Attributable to:
Equity holders of the Company		114,266	131,938
Non-controlling interests		(12,179)	(24,425)
		102,087	107,513
Earnings per common share for profit attributable to the equity holders

Basic (US$)
Profit for the period attributable to equity holders	10	1.05	1.22

Diluted (US$)
Profit for the period attributable to equity holders	10	1.05	1.22

(i)                                  Comparative information reclassified as a result of the classification of Millicom’s operations in Cambodia, Laos, Sri Lanka and Sierra Leone as discontinued operations.

The accompanying notes are an integral part of these condensed financial statements.

Interim condensed consolidated statements of comprehensive income	Millicom International
for the six months ended June 30, 2009 and 2008	Cellular S.A.

	Six months ended June 30, 2009	Six months ended June 30, 2008
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000

Net profit for the period	227,616	252,574
Other comprehensive income:
Exchange differences on translating foreign operations	(32,007)	46,498
Total comprehensive income for the period	195,609	299,072

Attributable to:
Equity holders of the Company	222,221	331,117
Non-controlling interests	(26,612)	(32,045)
	195,609	299,072

The accompanying notes are an integral part of these condensed financial statements.

Interim condensed consolidated statements of comprehensive income	Millicom International
for the three months ended June 30, 2009 and 2008	Cellular S.A.

	Three months ended June 30, 2009	Three months ended June 30, 2008
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000

Net profit for the period	102,087	107,513
Other comprehensive income:
Exchange differences on translating foreign operations	20,698	9,484
Total comprehensive income for the period	122,785	116,997

Attributable to:
Equity holders of the Company	133,833	142,835
Non-controlling interests	(11,048)	(25,838)
	122,785	116,997

The accompanying notes are an integral part of these condensed financial statements.

Interim condensed consolidated balance sheets	Millicom International
as of June 30, 2009 and December 31, 2008	Cellular S.A.

	Notes	June 30, 2009	December 31, 2008
		(Unaudited)	US$ ‘000
		US$ ‘000

ASSETS
NON-CURRENT ASSETS
Intangible assets, net		1,059,515	990,350
Property, plant and equipment, net	11	2,597,115	2,787,224
Investments in associates		1,154	21,087
Deferred taxation		16,149	14,221
Other non-current assets		15,324	23,195
TOTAL NON-CURRENT ASSETS		3,689,257	3,836,077

CURRENT ASSETS
Inventories		33,547	58,162
Trade receivables, net		242,704	257,455
Amounts due from joint venture partners		24,641	40,228
Prepayments and accrued income		91,654	82,303
Current tax assets	9	20,722	21,597
Supplier advances for capital expenditure		124,381	142,369
Other current assets		61,893	87,859
Cash and cash equivalent		832,902	674,195
TOTAL CURRENT ASSETS		1,432,444	1,364,168
Assets held for sale		402,412	20,563
TOTAL ASSETS		5,524,113	5,220,808

The accompanying notes are an integral part of these condensed financial statements.

Interim condensed consolidated balance sheets	Millicom International
as of June 30, 2009 and December 31, 2008	Cellular S.A.

	Notes	June 30, 2009	December 31, 2008
		(Unaudited)	US$ ‘000
		US$ ‘000

EQUITY AND LIABILITIES
EQUITY
Share capital and premium		656,712	642,544
Other reserves		(99,180)	(47,174)
Retained profits		1,081,668	565,032
Net profit for the period/year attributable to equity holders		253,886	517,516
		1,893,086	1,677,918
Non-controlling interests		(52,564)	(25,841)
TOTAL EQUITY		1,840,522	1,652,077

LIABILITIES
Non-current liabilities
Debt and other financing:
10% Senior Notes	13	453,961	453,471
Other debt and other financing	13	1,287,911	1,208,012
Provisions and other non-current liabilities		76,292	70,008
Deferred taxation		69,428	81,063
Total non-current liabilities		1,887,592	1,812,554

Current liabilities
Debt and other financing	13	536,553	496,543
Payables and accruals for the purchase of property, plant and equipment		324,807	501,978
Other trade payables		233,487	240,576
Amounts due to joint ventures partners		19,789	49,921
Accrued interest and other expenses		153,693	159,539
Current tax liabilities		83,877	93,416
Provisions and other current liabilities		188,179	207,106
Total current liabilities		1,540,385	1,749,079
Liabilities directly associated with assets held for sale		255,614	7,098
TOTAL LIABILITIES		3,683,591	3,568,731
TOTAL EQUITY AND LIABILITIES		5,524,113	5,220,808

The accompanying notes are an integral part of these condensed financial statements.

Interim condensed consolidated statements of cash flows	Millicom International
for the six months ended June 30, 2009 and 2008	Cellular S.A.

	Notes	Six months ended June 30, 2009	Six months ended June 30, 2008 (i)
		(Unaudited)	(Unaudited)
		US$ ‘000	US$ ‘000
Cash flows from operating activities
Profit before taxes from continuing operations		326,152	341,579
Adjustments
Interest expense		84,793	77,830
Interest and other financial income		(6,358)	(19,107)
Other non operating expense (income), net		7,316	(7,697)
Profit from associates		(2,339)	(4,128)
Operating profit		409,564	388,477
Adjustments for non-cash items:
Depreciation and amortization		277,726	209,433
Loss on disposal and impairment of property, plant and equipment		2,408	2,002
Share-based compensation		2,152	14,117
		691,850	614,029
Decrease/(increase) in trade receivables, prepayments and other current assets		10,985	(21,309)
Decrease/(increase) in inventories		22,246	(18,345)
Increase in trade and other payables		4,582	53,511
Changes to working capital		37,813	13,857
Interest expense paid		(74,919)	(63,533)
Interest received		6,401	18,690
Taxes paid		(102,512)	(126,756)
Net cash provided by operating activities		558,633	456,287
Cash flows from investing activities
Acquisition of subsidiaries, joint ventures and associates		(55,524)	—
Purchase of intangible assets and license renewals		(16,857)	(3,872)
Purchase of property, plant and equipment	11	(417,161)	(554,035)
Proceeds from sale of property, plant and equipment		3,272	963
Disposal of pledged deposits, net		8,665	7,838
Cash used by other investing activities		(14,124)	(4,379)
Net cash used by investing activities		(491,729)	(553,485)
Cash flows from financing activities:
Proceeds from issuance of shares		318	1,379
Proceeds from issuance of debt and other financing		230,938	562,226
Repayment of debt and financing		(105,653)	(460,086)
Payment of dividends		—	(259,704)
Net cash provided (used) by financing activities		125,603	(156,185)
Transfer of cash to assets held for sale		(25,889)	(28,384)
Cash used by discontinued operations		(6,327)	—
Exchange (losses) gains on cash and cash equivalents		(1,584)	11,163
Net increase in cash and cash equivalents		158,707	(270,604)
Cash and cash equivalents at the beginning of the year		674,195	1,174,597
Cash and cash equivalents at the end of the period		832,902	903,993

(i)                                  Comparative information reclassified as a result of the classification of Millicom’s operations in Cambodia, Laos, Sri Lanka and Sierra Leone as discontinued operations.

The accompanying notes are an integral part of these condensed financial statements.

Interim condensed consolidated statements of changes in equity	Millicom International
for the periods ended June 30, 2008, December 31, 2008 and June 30, 2009	Cellular S.A.

	Number of shares	Share capital	Share premium	Retained profits (i)	Other reserves	Total	Non-controlling interests	Total equity
	‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000
Balance as of December 31, 2007	102,428	153,643	263,709	824,998	45,557	1,287,907	80,429	1,368,336
Profit for the period	—	—	—	290,043	—	290,043	(37,469)	252,574
Currency translation differences	—	—	—	—	41,074	41,074	5,424	46,498
Total comprehensive income for the period	—	—	—	290,043	41,074	331,177	(32,045)	299,072
Transfer to legal reserve	—	—	—	(262)	262	—	—	—
Dividends paid to shareholders	—	—	—	(259,704)	—	(259,704)	—	(259,704)
Shares issued via the exercise of stock options	83	124	1,714	—	(429)	1,409	—	1,409
Share based compensation	69	103	5,812	—	8,202	14,117	—	14,117
Issuance of shares-2007 and 2008 Matching share award plans (see note 12)	9	14	1,025	—	—	1,039	—	1,039
Conversion of the 4% Convertibles Notes	5,622	8,434	205,658	—	(38,913)	175,179	—	175,179
Balance as of June 30, 2008 (unaudited)	108,211	162,318	477,918	855,075	55,753	1,551,064	48,384	1,599,448
Profit for the period	—	—	—	227,473	—	227,473	(75,606)	151,867
Currency translation differences	—	—	—	—	(101,920)	(101,920)	1,381	(100,539)
Total comprehensive income for the period	—	—	—	227,473	(101,920)	125,553	(74,225)	51,328
Shares issued via the exercise of stock options	86	128	2,180	—	(508)	1,800	—	1,800
Share based compensation	—	—	—	—	(499)	(499)	—	(499)
Balance as of December 31, 2008	108,297	162,446	480,098	1,082,548	(47,174)	1,677,918	(25,841)	1,652,077
Profit for the period	—	—	—	253,886	—	253,886	(26,270)	227,616
Currency translation differences	—	—	—	—	(31,665)	(31,665)	(342)	(32,007)
Total comprehensive income for the period	—	—	—	253,886	(31,665)	222,221	(26,612)	195,609
Transfer to legal reserve	—	—	—	(880)	880	—	—	—
Shares issued via the exercise of stock options	18	27	392	—	(101)	318	—	318
Share based compensation	—	—	—	—	2,152	2,152	—	2,152
Issuance of shares-2006 LTIP	203	304	13,445	—	(13,749)	—	—	—
Acquisition of non-controlling interest in Chad	—	—	—	—	(9,523)	(9,523)	(111)	(9,634)
Balance as of June 30, 2009 (unaudited)	108,518	162,777	493,935	1,335,554	(99,180)	1,893,086	(52,564)	1,840,522

(i)                                  Includes profit for the period attributable to equity holders, of which $38 million (December 31, 2008: $24 million) are undistributable to equity holders

The accompanying notes are an integral part of these condensed financial statements.

Notes to the interim condensed consolidated financial statements	Millicom International
as of June 30, 2009	Cellular S.A.

1.  ORGANIZATION

Millicom International Cellular S.A. (the “Company”), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the “Group” or “Millicom”) is a global telecommunications group with mobile telephony operations in the world’s emerging markets. It also operates fixed telephony, cable and broadband businesses in five countries in Central America. The Group was formed in December 1990 when Investment AB Kinnevik (“Kinnevik”), formerly named Industriförvaltnings AB Kinnevik, a company established in Sweden, and Millicom Incorporated (“Millicom Inc.”), a corporation established in the United States of America, contributed their respective interests in international mobile joint ventures to form the Group.

As of June 30, 2009, Millicom had 16 mobile operations in 16 countries focusing on emerging markets in Central America, South America, Africa and Asia. Millicom operates its mobile businesses in El Salvador, Guatemala and Honduras in Central America; in Bolivia, Colombia and Paraguay in South America; in Chad, the Democratic Republic of Congo, Ghana, Mauritius, Senegal, Sierra Leone and Tanzania in Africa; and in Cambodia, Laos and Sri Lanka in Asia.

In 2008, Millicom acquired 100% of Amnet Telecommunications Holding Limited, a provider of broadband and cable television services in Costa Rica, Honduras and El Salvador, of fixed telephony in El Salvador and Honduras, and of corporate data services in the above countries as well as Guatemala and Nicaragua. In addition, in December 2008 Millicom was successful in the tender for the third national mobile license in Rwanda, where it is currently rolling out its network and expects to launch services in the last quarter of 2009.

The Company’s shares are traded on the NASDAQ Global Select Market under the symbol MICC and on the Stockholm stock exchange under the symbol MIC. The Company has its registered office at 15, Rue Léon Laval, L-3372, Leudelange, Grand Duchy of Luxembourg and is registered with the Luxembourg Register of Commerce under the number RCS B 40 630.

2.  SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES

The interim condensed consolidated financial statements of the Group are unaudited. They are presented in US dollars and have been prepared in accordance with International Accounting Standard (IAS) 34 ‘Interim Financial Reporting’, as published by the International Accounting Standards Board (“IASB”). In the opinion of management, the interim condensed consolidated financial statements reflect all adjustments that are necessary for a proper presentation of the results for interim periods. Millicom’s operations are not affected by significant seasonal or cyclical patterns. The interim condensed consolidated financial statements should be read in conjunction with the annual report for the year ended December 31, 2008 on Form 20-F filed with the U.S. Securities and Exchange Commission.

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accounts and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The interim condensed consolidated financial statements are prepared in accordance with consolidation and accounting policies consistent with Millicom’s consolidated financial statements as of December 31, 2008, as disclosed in Note 2 of those financial statements, with the exception of the early adoption as of January 1, 2009 of IFRS 3R, ‘Business combinations’, and IAS 27R, ‘Consolidated and separate financial statements’.

The Group early adopted IFRS 3R, ‘Business combinations’, in 2009. The revised standard continues to apply the acquisition method to business combinations but with some significant changes compared with IFRS 3. For example, all payments to purchase a business are recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the statement of comprehensive income. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. All acquisition-related costs should be expensed.

As the Group has early adopted IFRS 3R, it is required to early adopt IAS 27R, ‘Consolidated and separate financial statements’, at the same time. IAS 27R requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting treatment when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognized in profit or loss.

The following new standards and amendments to standards, which affect the presentation of the interim condensed consolidated financial statements, are mandatory for the first time for the financial year beginning January 1, 2009.

•                  IAS 1 (revised), ‘Presentation of financial statements’. The revised standard prohibits the presentation of items of income and expenses (that is ‘non-owner changes in equity’) in the statement of changes in equity, requiring ‘non-owner changes in equity’ to be presented separately from owner changes in equity. All ‘non-owner changes in equity’ are required to be shown in a performance statement. In addition, the Standard introduces the statement of comprehensive income, which presents all items of income and expenses recognized in profit or loss, together with all other items of recognized income and expense. Entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the income statement and statement of comprehensive income). The Group has decided to present two statements. The interim financial statements have been prepared under the revised disclosure requirements.

•                  IFRS 8, ‘Operating segments’. IFRS 8 replaces IAS 14, ‘Segment reporting’. It requires a ‘management approach’ under which segment information is presented on the same basis as that used for internal reporting purposes. Operating segments are reported in a manner consistent with the internal reporting provided to the “Chief Operating Decision-Maker”, who makes strategic decisions. As a result of the adoption of IFRS 8, Millicom concluded that its reportable segments were Central America, Amnet, South America, Africa and Asia, which does not present any change compared to the definition of segments under IAS 14. Some comparatives for 2008 have been reclassified.

In addition, the following amendments to standards and interpretations are mandatory for the first time for the financial year beginning January 1, 2009, but are not currently relevant nor have a material impact for the Group.

•                  IFRS 2 (amendment), ‘Share-based payment’.

•                  IAS 32 (amendment), ‘Financial instruments: Presentation’.

•                  IFRIC 13, ‘Customer loyalty programmes’.

•                  IFRIC 15, ‘Agreements for the construction of real estate’.

•                  IFRIC 16, ‘Hedges of a net investment in a foreign operation’.

Finally, the following new interpretations have been issued, but are not effective for the period of these financial statements and have not been early adopted.

•                  IFRIC 17, ‘Distributions of non-cash assets to owners’, effective for annual periods beginning on or after July 1, 2009.

•                  IFRIC 18, ‘Transfers of assets from customers’, effective for transfers of assets received on or after July 1, 2009.

3.  ACQUISITION OF SUBSIDIARIES, JOINT VENTURES AND MINORITY INTERESTS

During the six months ended June 30, 2009, Millicom’s joint venture in Guatemala acquired the remaining non-controlling interest in Navega.com S.A. and Millicom acquired the remaining non-controlling interest in its operation in Chad.

Navega.com S.A.

On March 13, 2009, Millicom’s joint venture in Guatemala completed the acquisition of the remaining 55% interest in Navega.com S.A. (“Navega”). The allocation of the purchase price will be completed within the one year window period allowed by IFRS 3R. As of June 30, 2009, the consideration paid in excess of the carrying value of the net assets acquired has been provisionally allocated to goodwill. Millicom’s share of this goodwill amounted to $36 million. Navega’s net asset book value amounted to $14 million.

Millicom’s share of the acquisition cost of the remaining 55% interest in Navega amounted to $50 million and Millicom’s share of the net cash acquired amounted to $11 million; net cash used for this acquisition therefore amounted to $39 million.

The acquired business contributed revenues of $7 million and made no contribution to the Group net profit for the period from acquisition to June 30, 2009. If the acquisition had occurred on January 1, 2009, unaudited pro forma Group revenues from continuing operations for the six months ended June 30, 2009 would have been $1,607 million, and the unaudited pro forma profit for the period from continuing operations for the same period would have been $237 million. These amounts have been calculated using the Group accounting policies.

Millicom decided to early adopt IFRS 3R and has applied it to this acquisition (see note 2). As a result, Millicom revalued at fair value its previously held 45% interest in Navega (held by Millicom’s joint venture in Guatemala) and its previously held 49% interest in Metrored S.A. (“Metrored”), a subsidiary of Navega (held by Millicom’s joint venture in Honduras), recognizing a gain of $32 million, recorded under the caption “Other non operating (expense) income, net” (see note 8).

Millicom Tchad S.A.

On March 4, 2009, Millicom completed the acquisition of the remaining 12.5% non-controlling interests in its operation in Chad. The initial consideration amounted to $8 million and was paid in cash. If certain conditions are met, Millicom will have to pay further $2 million within the next 24 months.

Millicom decided to early adopt IAS 27R and applied it to this acquisition (see note 2). As a result, the purchase of the non-controlling interest in Chad was treated as an equity transaction. The difference between the acquisition cost and the carrying value of the existing non-controlling interest at the date of the transaction resulted in a decrease of Millicom shareholders’ equity of $10 million.

4.  DISPOSAL OF SUBSIDIARIES AND JOINT VENTURES

There were no disposals of subsidiaries and joint ventures during the six months ended June 30, 2009.

5.  DISCONTINUED OPERATIONS AND ASSET HELD FOR SALE

In May 2009, Millicom decided to dispose of its businesses in Cambodia, Laos and Sri Lanka and, as a result, in accordance with IFRS 5, these operations have been classified as discontinued operations and comparative figures have been reclassified for comparison purposes. In addition as at June 30, 2009 the assets and liabilities of these operations were disclosed under the caption “Assets held for sale” and “Liabilities directly associated with assets held for sale”. Millicom’s businesses in Cambodia, Laos and Sri Lanka previously represented the whole of the segment “Asia”.

The results for the six and three months ended June 30, 2009 and 2008 of Millicom’s operations in Cambodia, Laos, Sri Lanka and Sierra Leone, which was classified as an asset held for sale and discontinued operation as from December 2008 and was previously disclosed under the segment “Africa”, are presented below:

	Six months ended June 30, 2009	Six months ended June 30, 2008
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Revenues	136,087	133,855
Operating expenses	(131,301)	(109,369)
Operating profit	4,786	24,486
Non-operating expenses, net(i)	(7,707)	(6,879)
(Loss) profit before tax	(2,921)	17,607
Taxes	(2,804)	(4,160)
(Loss) profit for the period attributable to equity holders	(5,725)	13,447

	Three months ended June 30, 2009	Three months ended June 30, 2008
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Revenues	66,327	68,276
Operating expenses	(68,600)	(56,154)
Operating (loss) profit	(2,273)	12,122
Non-operating income (expenses), net(i)	(3,181)	(3,887)
(Loss) profit before tax	(5,454)	8,235
Taxes	(1,341)	(1,913)
(Loss) profit for the period attributable to equity holders	(6,795)	6,322

(i)                                  Includes an impairment for Millicom’s operation in Sierra Leone, amounting to $9 and $7 million for the six and three months ended June 30, 2009.

6.  JOINT VENTURES

The following amounts have been proportionally consolidated into the Group’s accounts representing the Group’s share of revenues, operating expenses and operating profit in the Group’s joint ventures:

	Six months ended June 30, 2009	Six months ended June 30, 2008 (i)
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Revenues	470,199	480,390
Operating expenses	(239,633)	(235,610)
Operating profit	230,566	244,780

	Three months ended June 30, 2009	Three months ended June 30, 2008 (i)
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Revenues	238,211	241,864
Operating expenses	(118,459)	(119,709)
Operating profit	119,752	122,155

(i)                                  Comparative information reclassified as a result of the classification of Millicom’s operations in Cambodia as discontinued operations.

7.  SEGMENT INFORMATION

Management has determined the operating and reportable segments based on the reports that are used to make strategic and operational decisions.

Management considers the Group from both a business and geographic perspective. The Group operates in the mobile telephony business as well as in the cable, broadband and fixed telephony business (Amnet). Group’s risks and rates of return for its mobile operations are affected predominantly by the fact that it operates in different geographical regions. The mobile operating businesses are organized and managed according to these selected geographical regions, which represent the basis for evaluation of past performance and for making decisions about the future allocation of resources.

The Group has mobile businesses in three regions: Central America, South America and Africa. Its Amnet business operates in Central America. Millicom’s operation in Sierra Leone was classified as a discontinued operation as from December 2008; the Asia segment has been classified as a discontinued operation from January 1, 2009 (see note 5).

The information provided to the management for the reportable segments for the six and three months ended June 30, 2009 is as follows:

Six months ended June 30, 2009	Central America	South America	Africa	Amnet	Unallocated item	Total continuing operations	Discontinued operations (see note 5)	Elimination	Total
(Unaudited)	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000

Revenues	657,966	485,955	354,467	94,459	—	1,592,847	136,087	—	1,728,934
Operating profit	300,570	93,261	33,943	15,662	(33,872)	409,564	4,786	—	414,350
Add back:
Depreciation and amortization	68,542	96,955	85,616	26,031	582	277,726	32,139	—	309,865
Loss on disposal and impairment of property, plant and equipment	160	996	1,085	166	1	2,408	9,453	—	11,861
Corporate costs	—	—	—	—	31,137	31,137	—	—	31,137
Share-based compensation	—	—	—	—	2,152	2,152	—	—	2,152
Adjusted operating profit	369,272	191,212	120,644	41,859	—	722,987	46,378	—	769,365

Total Assets	1,179,938	1,313,558	1,534,199	785,116	492,940	5,305,751	401,311	(182,949)	5,524,113
Total Liabilities	710,708	1,173,102	1,538,441	179,128	710,102	4,311,481	255,299	(883,189)	3,683,591

Additions to:
Property, plant and equipment	42,766	71,336	177,467	36,749	117	328,435	46,179	—	374,614
Intangible assets	191	10,900	1,406	4,325	186	17,008	—	—	17,008
Capital expenditure	42,957	82,236	178,873	41,074	303	345,443	46,179	—	391,622

Three months ended June 30, 2009	Central America	South America	Africa	Amnet	Unallocated item	Total continuing operations	Discontinued operations (see note 5)	Elimination	Total
(Unaudited)	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000

Revenues	331,637	249,180	183,311	50,184	—	814,312	66,327	—	880,639
Operating profit	153,172	45,268	16,764	10,647	(16,922)	208,929	(2,273)	—	206,656
Add back:
Depreciation and amortization	33,854	51,699	44,326	14,082	295	144,256	17,562	—	161,818
Loss (gain) on disposal and impairment of property, plant and equipment	141	630	658	(54)	3	1,378	7,488	—	8,866
Corporate costs	—	—	—	—	14,039	14,039	—	—	14,039
Share-based compensation	—	—	—	—	2,585	2,585	—	—	2,585
Adjusted operating profit	187,167	97,597	61,748	24,675	—	371,187	22,777	—	393,964

The information provided to the management for the reportable segments for the six and three months ended June 30, 2008 is as follows:

Six months ended June 30, 2008	Central America	South America	Africa	Amnet	Unallocated item	Total continuing operations	Discontinued operations (see note 5)	Elimination	Total
(Unaudited)	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000

Revenues	682,166	485,730	341,461	—	—	1,509,357	133,855	—	1,643,212
Operating profit	324,436	53,863	49,371	—	(39,193)	388,477	24,486	—	412,963
Add back:
Depreciation and amortization	49,721	99,767	59,530	—	415	209,433	25,071	—	234,504
Loss (gain) on disposal and impairment of property, plant and equipment	738	1,038	319	—	(93)	2,002	177	—	2,179
Corporate costs	—	—	—	—	24,754	24,754	—	—	24,754
Share-based compensation	—	—	—	—	14,117	14,117	—	—	14,117
Adjusted operating profit	374,895	154,668	109,220	—	—	638,783	49,734	—	688,517

Total Assets	1,049,149	1,457,936	1,219,297	—	715,477	4,441,859	362,163	(146,024)	4,657,998
Total Liabilities	583,062	1,105,334	1,142,801	—	504,324	3,335,521	242,132	(519,103)	3,058,550

Additions to:
Property, plant and equipment	159,253	178,863	218,456	—	229	556,801	85,416	—	642,217
Intangible assets	774	779	2,564	—	—	4,117	654	—	4,771
Capital expenditure	160,027	179,642	221,020	—	229	560,918	86,070	—	646,988

Three months ended June 30, 2008	Central America	South America	Africa	Amnet	Unallocated item	Total continuing operations	Discontinued operations (see note 5)	Elimination	Total
(Unaudited)	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000

Revenues	342,039	254,104	178,090	—	—	774,233	68,276	—	842,509
Operating profit	161,225	28,545	24,963	—	(21,170)	193,563	12,122	—	205,685
Add back:
Depreciation and amortization	26,189	52,642	31,616	—	204	110,651	13,339	—	123,990
Loss (gain) on disposal and impairment of property, plant and equipment	107	1,040	51	—	(178)	1,020	246	—	1,266
Corporate costs	—	—	—	—	12,894	12,894	—	—	12,894
Share-based compensation	—	—	—	—	8,250	8,250	—	—	8,250
Adjusted operating profit	187,521	82,227	56,630	—	—	326,378	25,707	—	352,085

Revenues from continuing operations for the six and three months ended June 30, 2009 and 2008 analyzed by country is as follows:

	Six months ended June 30, 2009	Six months ended June 30, 2008
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Guatemala	251,751	256,488
El Salvador	246,175	219,606
Honduras	222,351	206,072
Colombia	194,770	229,348
Paraguay	181,172	180,851
Other	496,628	416,992
Total	1,592,847	1,509,357

	Three months ended June 30, 2009	Three months ended June 30, 2008
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Guatemala	127,630	130,179
El Salvador	125,051	109,023
Honduras	112,815	102,838
Colombia	102,860	117,076
Paraguay	90,057	97,139
Other	255,899	217,978
Total	814,312	774,233

Non-current assets as at June 30, 2009 and December 31, 2008 analyzed by country are as follows:

	As at June 30, 2009	As at December 31, 2008
	(Unaudited) US$ ‘000	US$ ‘000
Guatemala	294,820	215,284
El Salvador	469,264	487,197
Honduras	337,929	287,345
Colombia	590,414	593,912
Paraguay	226,551	239,692
Other (i)	1,737,655	1,954,144
Total	3,656,633	3,777,574

(i)                                  Includes Amnet goodwill of $340 million (December 31, 2008: $340 million), which has been allocated to the Amnet business as a whole.

8.  OTHER NON OPERATING (EXPENSE) INCOME, NET

The Group’s other non operating (expense) income, net is comprised of the following:

	Six months ended June 30, 2009	Six months ended June 30, 2008 (i)
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Revaluation of the previously held interests in Navega and Metrored (see note 3)	32,319	—
Exchange (loss) gain	(39,635)	7,697
Total	(7,316)	7,697

	Three months ended June 30, 2009	Three months ended June 30, 2008
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Exchange loss	(7,223)	(1,746)
Total	(7,223)	(1,746)

(i)                                  Comparative information reclassified as a result of the classification of Millicom’s operations in Cambodia, Laos, Sri Lanka and Sierra Leone as discontinued operations.

9.  TAXES

Group taxes comprise income and other taxes of subsidiaries and joint ventures. As a Luxembourg commercial company, the Company is subject to all taxes applicable to a Luxembourg Société Anonyme. Due to losses brought forward, no taxes based on Luxembourg-only income have been computed for the six and three month periods ended June 30, 2009 and 2008. The effective tax rate is impacted not only by statutory tax rates in our operations, but also by taxes based on revenue, unrecognized current year tax losses and withholding taxes on transfers between operating and non-operating entities.

10.  EARNINGS PER COMMON SHARE

Earnings per common share attributable to equity holders are comprised as follows:

	Six months ended June 30, 2009	Six months ended June 30, 2008 (i)
	(Unaudited)	(Unaudited)
Basic
Net profit attributable to equity holders from continuing operations (US$ ‘000)	259,611	276,596
Net (loss) profit attributable to equity holders from discontinuing operations (US$ ‘000)	(5,725)	13,447
Net profit attributable to equity holders used to determine the basic earnings per share (US$ ‘000)	253,886	290,043
Diluted
Net profit attributable to equity holders from continuing operations (US$ ‘000)	259,611	276,596
Interest expense on convertible debt (US$ ‘000)	—	760
Net profit attributable to equity holders from continuing operations used to determine the diluted earnings per share (US$ ‘000)	259,611	277,356
Net (loss) profit attributable to equity holders from discontinuing operations (US$ ‘000)	(5,725)	13,447
Net profit attributable to equity holders used to determine the diluted earnings per share (US$ ‘000)	253,886	290,803

Weighted average number of ordinary shares for basic earnings per share (‘000)	108,473	107,459
Potential incremental shares as a result of share options (‘000)	140	242
Assumed conversion of convertible debt (‘000)	—	690
Weighted average number of ordinary shares adjusted for the effect of dilution (‘000)	108,613	108,391

Basic
- profit from continuing operations attributable to equity holders	2.39	2.57
- (loss) profit from discontinuing operations attributable to equity holders	(0.05)	0.13
- profit for the period attributable to equity holders	2.34	2.70
Diluted
- profit from continuing operations attributable to equity holders	2.39	2.56
- (loss) profit from discontinuing operations attributable to equity holders	(0.05)	0.12
- profit for the period attributable to equity holders	2.34	2.68

	Three months ended June 30, 2009	Three months ended June 30, 2008 (i)
	(Unaudited)	(Unaudited)
Basic
Net profit attributable to equity holders from continuing operations (US$ ‘000)	121,061	125,616
Net (loss) profit attributable to equity holders from discontinuing operations (US$ ‘000)	(6,795)	6,322
Net profit attributable to equity holders used to determine the basic earnings per share (US$ ‘000)	114,266	131,938
Diluted
Net profit attributable to equity holders from continuing operations (US$ ‘000)	121,061	125,616
Interest expense on convertible debt (US$ ‘000)	—	—
Net profit attributable to equity holders from continuing operations used to determine the diluted earnings per share (US$ ‘000)	121,061	125,616
Net (loss) profit attributable to equity holders from discontinuing operations (US$ ‘000)	(6,795)	6,322
Net profit attributable to equity holders used to determine the diluted earnings per share (US$ ‘000)	114,266	131,938

Weighted average number of ordinary shares for basic earnings per share (‘000)	108,508	108,189
Potential incremental shares as a result of share options (‘000)	121	227
Assumed conversion of convertible debt (‘000)	—	—
Weighted average number of ordinary shares adjusted for the effect of dilution (‘000)	108,629	108,416

Basic
- profit from continuing operations attributable to equity holders	1.11	1.16
- (loss) profit from discontinuing operations attributable to equity holders	(0.06)	0.06
- profit for the period attributable to equity holders	1.05	1.22
Diluted
- profit from continuing operations attributable to equity holders	1.11	1.16
- (loss) profit from discontinuing operations attributable to equity holders	(0.06)	0.06
- profit for the period attributable to equity holders	1.05	1.22

(i)                                  Comparative information reclassified as a result of the classification of Millicom’s operations in Cambodia, Laos, Sri Lanka and Sierra Leone as discontinued operations.

11.  PROPERTY, PLANT AND EQUIPMENT

During the six months ended June 30, 2009, Millicom, excluding discontinued operations, acquired property, plant and equipment with a cost of $328 million (June 30, 2008: $557 million). The charge for depreciation on property, plant and equipment for the six months ended June 30, 2009 was $238 million (June 30, 2008: $180 million).

During the three months ended June 30, 2009, Millicom, excluding discontinued operations, acquired property, plant and equipment with a cost of $148 million (June 30, 2008: $340 million). The charge for depreciation on property, plant and equipment for the three months ended June 30, 2009 was $124 million (June 30, 2008: $95 million).

The following table provides details of cash used for the purchase of property, plant and equipment:

	Six months ended June 30, 2009	Six months ended June 30, 2008 (i)
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000
Additions	328,435	556,801
Capitalized interests	(2,568)	(3,273)
(Decrease) increase in suppliers advances	(5,597)	30,117
Decrease (increase) in payables for property, plant and equipment	109,799	(24,823)
Increase in vendor financing	(12,908)	(4,787)
Cash used for the purchase of property, plant and equipment	417,161	554,035

	Three months ended June 30, 2009	Three months ended June 30, 2008 (i)
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000
Additions	147,967	339,849
Capitalized interests	(1,106)	(2,983)
(Decrease) increase in suppliers advances	(3,663)	25,114
Decrease (increase) in payables for property, plant and equipment	52,276	(2,656)
Increase in vendor financing	(10,620)	(6,120)
Cash used for the purchase of property, plant and equipment	184,854	353,204

(i)                                  Comparative information reclassified as a result of the classification of Millicom’s operations in Cambodia, Laos, Sri Lanka and Sierra Leone as discontinued operations.

12.  SHARE-BASED COMPENSATION

(a) Long-Term Incentive Plans

In May 2006 at the Annual General Meeting a long term incentive plan (“2006 LTIP”) was approved. This long term incentive plan was based on a target share award granted to eligible Millicom employees, limited to Millicom senior level employees, key high potential employees and certain critical new recruits. The shares granted are subject to a one-year holding period once the shares are vested.

The shares awarded under the 2006 LTIP vest at the end of a three year period, subject to specified market and performance conditions related to Millicom’s share price growth compared to a peer group index, revenue growth, EBITDA margin, and profit margin. The achievement of a certain level of each condition, measured at the end of the three years, yields a specific percentage of shares awarded to each employee at the grant date.

For the 2006 LTIP, the shares granted vest 20% on December 31, 2006, 20% on December 31, 2007 and 60% on December 31, 2008. In addition at the end of the third-year performance period there were an additional 32% of shares that vested, because performance targets relating to Millicom’s share price growth compared to a peer group index, revenue growth, EBITDA margin, and profit margin were exceeded.

The total charge for the above plan was $22 million which was recorded over the service period.

Long term incentive awards for 2007 (“2007 LTIP”) and 2008 (“2008 LTIP”) were approved by the Board on March 15 and on December 4, 2007. These plans consist of two elements: a performance share plan and a matching share award plan.

The shares awarded under the performance share plan will vest at the end of a three year period, subject to a performance condition related to Millicom’s “earnings per share”. The achievement of a certain level of this condition, measured at the end of the three years, yields a specific percentage of shares awarded to each employee at the grant date.

The matching share award plan requires employees to invest in shares of the Group in order to receive potential matching shares. The shares awarded under this plan vest at the end of a three year period, subject to market conditions that are based on the “total shareholder return” (“TSR”) of Millicom’s shares compared to the TSR of five comparable mobile telephony companies during the three-year period of the plan. A fair value has been determined for potential shares under this plan based on this market condition and this value is applied to the total potential number of matching shares and will be expensed over the vesting period. Under the matching share award plan rules, Millicom issued 9,344 new shares on June 16, 2008 and 9,214 new shares on June 22, 2007 which were purchased by employees at fair market value.

The total charge for the above plans, both for the performance shares and for the matching share awards, was estimated as of June 30, 2009 at $10 and $11 million for the 2007 and 2008 LTIP respectively, both to be recorded over the service periods.

Long term incentive awards for 2009 (“2009 LTIP”) were approved by Millicom’s Board of Directors on June 16, 2009. This new plan consists of two elements: a deferred share awards plan and a performance shares plan.

The deferred share awards, that will vest 16.5% on January 1, 2010 and 2011 and 67% on January 1, 2012, are based on past performance. The performance shares plan vest at the end of a three year period, 50% subject to a market condition that is based on the “total shareholder return” (“TSR”) of Millicom compared to the TSR of six comparable mobile telephony companies during the three-year period of the plan, and 50% subject to a performance condition, based on EPS. A fair value has been determined for potential shares under this plan based on the above-mentioned market condition and this value is applied to the total potential number of performance shares and will be expensed over the vesting period.

The total charge for the above plans, both for the deferred share awards plan and the performance shares plan, was estimated as of June 30, 2009 at $12 million, to be recorded over the service periods.

(b) Total share-based compensation expense

Total share-based compensation for the six and three months ended June 30, 2009 and 2008 was as follows:

	Six months ended June 30, 2009	Six months ended June 30, 2008
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000
Share options	(54)	193
2006 LTIP	(530)	2,274
2007 LTIP	(671)	4,342
2008 LTIP	839	5,356
2009 LTIP	2,568	—
Shares granted to Directors	—	727
Bonus shares	—	1,225
Total share-based compensation expense	2,152	14,117

	Three months ended June 30, 2009	Three months ended June 30, 2008
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000
Share options	3	74
2006 LTIP	—	1,391
2007 LTIP	617	2,171
2008 LTIP	926	2,662
2009 LTIP	1,039	—
Shares granted to Directors	—	727
Bonus shares	—	1,225
Total share-based compensation expense	2,585	8,250

Share-based compensation for the six months ended June 30, 2009 comprised a charge for the various plans and share options of $5 million and a reversal for non-vesting shares and share options as a result of employees’ departures of $3 million.

13.  DEBT AND OTHER FINANCING

10% Senior Notes

On November 24, 2003, Millicom issued $550 million aggregate principal amount of 10% Senior Notes (the “10% Senior Notes”) due on December 1, 2013. The 10% Senior Notes bear interest at 10% per annum, payable semi-annually in arrears on June 1 and December 1. The effective interest rate is 10.7%.

The 10% Senior Notes are general unsecured obligations of Millicom and rank equal in right of payment with all future unsecured and unsubordinated obligations of Millicom. The 10% Senior Notes are not guaranteed by any of Millicom’s subsidiaries, joint ventures or affiliates, and as a result are structurally subordinated in right of payment to all indebtedness of such subsidiaries, joint ventures and affiliates.

If Millicom experiences a Change of Control Triggering Event, defined as a rating decline resulting from a change in control, each holder will have the right to require Millicom to repurchase its notes at 101% of their principal amount plus accrued and unpaid interest and all other amounts due, if any.

As of June 30, 2009, the carrying amount of the 10% Senior Notes, net of unamortized financing fees, was $454 million (December 31, 2008: $453 million).

Analysis of debt and other financing by maturity

The total amount of debt and other financing is repayable as follows:

	As of June 30, 2009	As of December 31, 2008
	(Unaudited)	US$ ‘000
	US$ ‘000
Due within:
One year	536,553	496,543
One-two years	286,333	206,050
Two-three years	359,259	335,106
Three-four years	275,562	314,293
Four-five years	651,886	717,995
After five years	168,832	88,039
Total debt	2,278,425	2,158,026

As at June 30, 2009, the Group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued by the Company was $1,019 million (December 31, 2008: $1,313 million). The assets pledged by the Group for these debts and financings amount to $567 million (December 31, 2008: $610 million).

In the normal course of business, Millicom has issued guarantees to secure some of the obligations of some of its operations under bank and supplier financing agreements. The table below describes the outstanding and maximum exposure under the guarantees and the remaining terms of the guarantees as of June 30, 2009 and December 31, 2008. Amounts issued to cover bank guarantees are recorded in the consolidated balance sheets under the caption “Debt and other financing”.

	Bank and other financing guarantees(i)
	As at June 30, 2009		As at December 31, 2008
	(unaudited)
Terms	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure
	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000
0-1 year	232,377	230,000	233,077	240,000
1-3 years	87,730	103,785	22,830	32,998
3-5 years	327,670	387,839	353,012	415,558
More than 5 years	124,678	176,022	102,902	194,022
Total (ii)	772,455	897,646	711,821	882,578

(i)                                  The guarantee ensures payment by the Group’s Company guarantor of outstanding amounts of the underlying loans in the case of non payment by the obligor.

(ii)                              Including discontinued operations.

14.  NON-CASH INVESTING AND FINANCING ACTIVITIES

The following table gives details of non-cash investing and financing activities for continuing operations for the six months ended June 30, 2009 and 2008.

	Six months ended June 30, 2009	Six months ended June 30, 2008
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000
Investing activities
Acquisition of property, plant and equipment	(12,908)	(4,787)
Asset retirement obligation	(6,525)	(6,893)
Financing activities
Share-based compensation	2,152	14,117
Vendor financing	12,908	4,787

15.  COMMITMENTS AND CONTINGENCIES

Operational environment

Millicom has operations in emerging markets, namely Asia, Latin America and Africa, where the regulatory, political, technological and economic environments are evolving. As a result, there are uncertainties that may affect future operations, the ability to conduct business, foreign exchange transactions and debt repayments and which may impact upon agreements with other parties. This includes, in the normal course of business, discussions regarding taxation, interconnect, license renewals and tariffing arrangements, which can have a significant impact on the long-term economic viability of its operations.

Litigation

The Company and its operations are contingently liable with respect to lawsuits and other matters that arise in the normal course of business. As of June 30, 2009, the total amount of claims against Millicom’s operations was $74 million (December 31, 2008: $70 million) of which $4 million (December 31, 2008: $3 million) relate to joint ventures. As at June 30, 2009, $11 million (December 31, 2008: $10 million) has been provided for these contingent liabilities in the consolidated balance sheet. Management is of the opinion that while it is impossible to ascertain the ultimate legal and financial liability with respect to these contingencies, the ultimate outcome of these contingencies is not anticipated to have a material effect on the Group’s financial position and operations.

Sentel GSM S.A. (“Sentel”) license

The Sentel license to provide mobile telephony services in Senegal has been challenged by the Senegalese authorities. As of today, Sentel continues to provide telephony services to its subscribers and effectively remains in control of the business.  However, the government of the Republic of Senegal published on November 12, 2008 a decree dated as of 2001 that purports to revoke Sentel’s license.

Sentel’s twenty year license was granted in 1998 by a prior administration, before the enactment in 2002 of Senegal Telecommunications Act. Although the current Senegalese government has, since 2002, acknowledged the validity of the Sentel license, it has also requested that Sentel renegotiate the terms of the license. Sentel has indicated its willingness to negotiate only certain enhancements to the license and data services and the extension of the duration of the license.

On November 11, 2008 Millicom International Operations B.V. (MIO B.V.), a wholly-owned Millicom subsidiary and Sentel instituted arbitration proceedings with the International Center for the Settlement of Investment Disputes (ICSID) against the Republic of Senegal under provisions of the Sentel license and international law. MIO B.V. and Sentel seek compensation for the purported expropriation of the Senegal license and monetary damages for breach of the license.

On the same day, the Republic of Senegal instituted court proceedings in Senegal against Millicom and Sentel and has sought court approval for the revocation of Sentel’s license and sought damages against Sentel and Millicom. Millicom believes that the action filed by the Republic of Senegal is baseless and also ignores the agreement between Sentel and the Republic of Senegal to submit any dispute concerning the license to an international arbitration forum.

Capital commitments

As of June 30, 2009, the Company and its subsidiaries and joint ventures have fixed commitments to purchase network equipment, land and buildings and other fixed assets for a value of $368 million (December 31, 2008: $539 million), of which $35 million (December 31, 2008: $57 million) relate to joint ventures, from a number of suppliers.

In addition, Millicom is committed to supporting Colombia Móvil S.A., its operation in Colombia, through loans and warranties. The maximum commitment is $241 million and remains until the time the total support from Millicom equals the support from the founding shareholders of Colombia Móvil S.A.

Contingent assets

Due to the late delivery by suppliers of network equipment in various operations, Millicom is entitled to compensation. This compensation is in the form of discount vouchers on future purchases of network equipment. The amount of vouchers received but not recognized as they had not yet been used as at June 30, 2009 was $21 million (December 31, 2008: $26 million).

Dividends

The ability of the Company to make dividend payments is subject to, among other things, the terms of indebtedness and legal restrictions.

16.  SUBSEQUENT EVENT

Proposed sale of Millicom (SL) Limited

On July 28, 2009, Africell Holding SAL, a member of Lintel group, agreed to acquire Millicom (SL) Limited, Millicom’s GSM operation in Sierra Leone.  Completion of the transaction is subject to certain regulatory approvals and procedures.  No material impact to the profit and loss will arise as a result of the transaction.

Proposed sale of Millicom’s Cambodian operations

On August 11, 2009 Millicom announced that it has signed an agreement for the sale of its Cambodian operations to The Royal Group, its partner in Cambodia, for $346 million in cash, payable on completion.  This transaction comprises Millicom’s 58.4% holdings in CamGSM, Royal Telecam International and Cambodia Broadcasting Services.  The transaction values the Cambodian operations at an enterprise value of $605 million.  Completion of the transaction is subject to customary financing and regulatory approvals. If such approvals are obtained, completion is expected to take place before the end of 2009.

Change in interconnect rates in Senegal

In July 2009, incoming and outcoming interconnect rates in Senegal declined respectively from XAF43.8 to XAF23.4 and from XAF41.4 to XAF23.4. This will impact negatively revenues going forward, while gross profit margin will remain substantially unchanged, as outgoing rates offset incoming revenues.

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with and is qualified in its entirety by reference to our unaudited interim condensed consolidated financial statements and the related notes thereto included elsewhere in this report.

Unless otherwise indicated, all financial data and discussions relating thereto in this discussion and analysis are based upon interim financial statements prepared in accordance with IFRS.

Overview

Introduction

We are a global telecommunications group with mobile telephony operations in the world’s emerging markets. We also operate fixed telephony, cable and broadband businesses in five countries in Central America. Our strategy of being a low cost provider, focused on prepaid services using mass market distribution methods, has enabled us to continue to pursue growth while delivering operating profitability.

We have 16 mobile operations in 16 countries focusing on emerging markets in Central America, South America, Africa and Asia. Millicom operates its mobile businesses in El Salvador, Guatemala and Honduras in Central America; in Bolivia, Colombia and Paraguay in South America; in Chad, the Democratic Republic of Congo, Ghana, Mauritius, Senegal, Sierra Leone and Tanzania in Africa; and in Cambodia, Laos and Sri Lanka in Asia. In 2008, Millicom acquired 100% of Amnet Telecommunications Holding Limited, a provider of broadband and cable television services in Costa Rica, Honduras and El Salvador, of fixed telephony in El Salvador and Honduras, and of corporate data services in the above countries as well as Guatemala and Nicaragua. In addition, in December 2008, Millicom was successful in the tender for the third national mobile license in Rwanda, where it is currently rolling out its network and expects to launch services in the last quarter of 2009.

As of June 30, 2009, the countries where we had mobile operations had a combined population of approximately 308 million. This means that 308 million is the number of people covered by our mobile licenses, representing the number of people who could receive mobile services under the terms of our mobile licenses if our networks covered the entire population. Our total mobile subscribers, excluding discontinued operations (see note 5) reached 31 million as at June 30, 2009.

Our markets are attractive due to their relatively low degree of penetration of fixed and mobile telephony services as compared to more developed markets. Usage of telecommunications services has historically been low in the countries in which we operate due to poor or insufficient infrastructure, the unavailability and high costs of such services and the low levels of disposable income. We believe there is a significant opportunity for further growth of our services in the markets because our services are essential for basic communication in the markets in which we operate, and therefore the percentage of GDP spent on the services we offer will continue to grow in our markets.

Operating Results

The discussion below focuses on the results from continuing operations.

Six months ended June 30, 2009 and 2008

The following table sets forth certain unaudited profit and loss statement items from continuing operations for the periods indicated.

			Impact on
	Six months ended		comparative results
	June 30,		for period
			Amount
			of	Percent
	2009	2008	variation	change
	(in US$ ‘000, except percentages)
Revenues	1,592,847	1,509,357	83,490	6%
Cost of sales	(561,047)	(529,078)	(31,969)	6%
Sales and marketing	(310,310)	(323,368)	13,058	(4)%
General and administrative expenses	(280,789)	(243,680)	(37,109)	15%
Other operating expenses	(31,137)	(24,754)	(6,383)	26%
Operating profit	409,564	388,477	21,087	5%
Interest expense	(84,793)	(77,830)	(6,963)	9%
Interest and other financial income	6,358	19,107	(12,749)	(67)%
Other non operating (expense) income, net	(7,316)	7,697	(15,013)	(195)%
Profit from associates	2,339	4,128	(1,789)	(43)%
Charge for taxes	(92,811)	(102,452)	9,641	(9)%
Profit for the period from continuing operations	233,341	239,127	(5,786)	(2)%
(Loss) profit for the period from discontinued operations, net of tax	(5,725)	13,447	(19,172)	(143)%
Non-controlling interests	26,270	37,469	(11,199)	(30)%
Net profit for the period attributable to equity holders of the company	253,886	290,043	(36,157)	(12)%

We derive our revenues mainly from the provision of telecommunications services such as monthly subscription fees, airtime usage fees, roaming fees, interconnect fees, connection fees for subscription services and other services and equipment sales.

Total revenues increased by 6% for the six months ended June 30, 2009 to $1,593 million from $1,509 million for the six months ended June 30, 2008. Despite an increase of 25% in the number of mobile subscribers, revenue decreased in the first six months of 2009 compared to the first six months of 2008 by 1% for our mobile operations. This was mainly as a result of a stronger dollar which negatively impacted exchange rates in Africa, Paraguay and Colombia. Ignoring currency effects, mobile revenues grew by 10% for the first six months of 2009 compared to the first six months of 2008. The new Millicom businesses (Amnet and Navega) contributed 6 percentage points of growth.

The main driver of our growth in revenues in constant currencies for the six months ended June 30, 2009 continued to be the number of mobile subscribers, which, as shown in the table below, increased by 25% to 31 million as at June 30, 2009 from 25 million as of June 30, 2008.

Subscribers	2009	2008	Growth
Central America	12,122,650	10,276,014	18%
South America	8,059,459	6,912,109	17%
Africa	10,575,449	7,476,121	41%
Total	30,757,558	24,664,244	25%

Capital expenditure of $345 million for the six months ended June 30, 2009 resulted in improvements in the quality of our networks and increased capacity and coverage which attracted additional subscribers. Expansion of the distribution network also helped drive subscriber growth by increasing the points of sale where we sell our products, which makes the products more accessible. Millicom added 3 million net new mobile subscribers in the six months ended June 30, 2009.

We are further driving higher penetration rates in our markets by continuing to drive down the entry price for our services by using innovative distribution channels and techniques. Millicom is today more focused on attracting loyal and higher revenue generating customers.

In Central America, Honduras grew its subscriber base by 19% year-on-year, despite the entry of a third operator at the end of 2008.  Guatemala grew its subscriber base by 18% year-on-year and El Salvador by 17%.

In South America, total subscribers increased by 17% year on year with Bolivia and Paraguay showing increases of 51% and 15% respectively.  In Colombia, the increase in subscribers was 5%.

In Africa, the best performing markets in terms of net subscriber additions were Tanzania which grew by 81% year-on-year, adding 785 thousand net new subscribers in the six months ended June 30, 2009, Chad, which grew by 93% year-on-year, adding 260 thousand net new subscribers in the six months ended June 30, 2009, and DRC, which grew by 77% year-on-year, adding 219 thousand net new subscribers in the six months ended June 30, 2009. In Senegal, total subscribers increased by 26% year-on-year and 260 thousand net new subscribers were added in the six months ended June 30, 2009, which indicates the level of trust that subscribers are placing in the Tigo brand, despite the litigation with the Senegalese government (see note 15).

Our mobile attributable subscriber base increased to 27 million subscribers as at June 30, 2009 from 21 million subscribers as of June 30, 2008, an increase of 26%.

Future subscriber growth is highly dependant on the quality, capacity and coverage of our network; increased points of sale; innovative product development and continued focus on a competitive value proposition.

Revenues: Revenues for the six months ended June 30, 2009 and 2008 by segment were as follows:

Revenues	2009	2008	Growth
Central America	657,966	682,166	(4)%
South America	485,955	485,730	0%
Africa	354,467	341,461	4%
Amnet	94,459	—	—
Total	1,592,847	1,509,357	6%

Central America – In the first six months of 2009, Millicom added some 941 thousand net new subscribers in Central America, bringing the total at the end of the first six months of 2009 to 12 million, up 18% year-on-year. Our subscriber growth rate in Central America is slowing due to the high rates of mobile penetration in these markets.

Revenues for the first six months of 2009 were $658 million, down 4% year-on-year, as we have seen a continued lowering of remittances from the United States of America, which were down by more than 10% compared to the same period in 2008.

Millicom’s market share in Honduras is declining due to increasing competition with a new operator. On the other hand, in both El Salvador and Guatemala Millicom gained share. Our high market share, with number one positions in all three Central American markets, has enabled us to maintain consistently high margins, despite the tougher environment. In Honduras, as a result of the political situation, Millicom activated its business continuity plan, but to date we have seen only limited effects on the business and we are still able to operate in a normal manner.

Capex in Central America for the first six months of 2009 was $43 million, reflecting the fact that our networks are now substantially built and that activity is more subdued.

Our strategy in the current market environment has been to focus on developing higher margin services and to manage our cost base closely. Longer term, we expect mobile and fixed line data to be important drivers of our business as we seek to increase our share of wallet in the region.

South America – Revenues for the first six months of 2009 in South America amounted to $486 million, flat compared to the same period of last year, though this was mainly as a result of currency devaluation against the dollar and in local currency, revenues grew by 16%.

Subscribers in South America increased by 17% year-on-year, to reach 8 million as at June 30, 2009, with particularly strong growth in Bolivia where 407 thousand net new subscribers were added in the first six months of 2009. In the same period, in Colombia, there was a positive contribution of 122 thousand net new subscribers.

Capex in South America for the first six months of 2009 amounted to $82 million reflecting the lower need now that networks are built out.

Our focus during the first six months of 2009 was on profitability through cost reduction initiatives and on customer proximity so as to better address the specific needs of the population. This has led to a strong increase in value added services (“VAS”) which continues to be a driver of growth in these markets. Data revenues in particular have been growing at a strong pace across the region since the launch of 3G services in the second half of 2008.

Our operation in Paraguay continues to hold its market share and to report the best margins in the region. In Bolivia we have increased market share to 36%, which has resulted in a good performance in the quarter. In Colombia we are holding our market share as we begin to add net new subscribers again, and our market share of 3G and data services is encouraging.

Africa – Revenues for the first six months of 2009 amounted to $354 million, up 4% to the same period of last year, though the growth would have been higher if the currencies had not decreased against the dollar. Net subscriber additions in the period under analysis amounted to 1,527 thousand, particularly helped by Tanzania and Chad which is a reflection of the considerable capex that has recently been invested in these markets. We have also seen a resumption of growth in Senegal. Overall we have continued to see good market share growth, with a further 1 percentage point increase in the first six months of 2009 to 30%.

Capex in Africa for the first six months of 2009 was $179 million, 50% of revenues, which is an indication of our confidence in the medium to long term growth potential of Africa despite the current challenges. In the current economic environment we are carefully managing our capex investments in Africa and we are introducing cost reduction initiatives across the region.

Competition in Ghana has continued to be strong and in response, we have focused on developing our range of services. BlackBerry services have been launched and there is an increasing focus on market segmentation through consumer insight.  In Senegal, good subscriber retention and additions have been achieved, demonstrating the level of trust customers are placing in our brand, despite the dispute with the Senegalese government (see note 15).

In Chad we continue to perform well and have also benefited from exchange rate fluctuations. Our market share by subscriber numbers is growing and we expect to continue to make progress.

The tourism and textile industries in Tanzania continue to be affected by the economic crisis. Millicom, however, has performed well, with good growth in revenue and an improvement in margins as a result of tight cost control. We are seeking to replicate many of the cost saving techniques developed in Tanzania into other African markets over the coming months.

In DRC we have redeployed assets from the eastern part of the country to the western part (Kinshasa and Bas Congo) in order to focus on higher revenue generating areas following the downturn in the commodities market which has affected the mining sector in the east of the country.

In Rwanda we have also begun rolling out our network and we are on track to launch our operation there later this year. Developments within the market have seen the largest operator cut its tariffs considerably in anticipation of our arrival and there is some current discussion on higher taxes.

Amnet – As at June 30, 2009 Amnet, our cable and broadband business in Central America, had approximately 578 thousand revenue generating units, up 18% year-on-year.  Revenues reached $94 million.  We continue to see good growth in the Amnet broadband business, which is a key element of our future strategy. Revenues from TV subscriptions are holding up well given the economic environment. Capex for Amnet was $41 million.

Our focus this year has been on consolidating the new organizational structure, renegotiating agreements with some key content suppliers and on making profitable capital investments in areas that offer good returns. Amnet has number one positions in its three main markets which will give Millicom critical mass in this important segment of the market.

During the first six months of 2009 we continued to improve the organization and outsourced a number of functions in order to increase operating efficiency and reduce costs. On the back of these changes, in El Salvador we are integrating Amnet into Tigo from both a product and back office perspective so that we can benefit from increased revenue opportunities through bundled services, and reduce our overall cost base. We have re-branded Amnet in El Salvador to Tigo and this change has been well received by customers given the recognition of the brand.

In Costa Rica we have obtained an ISP license and we continue to build our fiber optic network to reduce transmission costs.

Further revenue growth will likely come from all of our operations as we continue to implement our triple “A” strategy, particularly in the countries where Tigo was most recently launched. This strategy will continue to drive higher penetration rates in our markets. The average revenue per user (ARPU) will most likely fall over time as we penetrate deeper into the populations and reach customers with less disposal income.

Cost of sales: Cost of sales increased by 6% for the six months ended June 30, 2009 to $561 million from $529 million for the six months ended June 30, 2008. The primary cost of sales incurred by us is in relation to the provision of telecommunication services relates to interconnection costs, roaming costs, leased lines to connect the switches and main base stations, and the depreciation of network equipment. The interconnection and roaming costs are directly related to revenues and increased as a result of the growth in revenues described above. The cost of leased lines increased as we continued to expand our networks and depreciation increased due to the higher capital expenditures on our networks. Gross profit margin was 65% for both the six months ended June 30, 2009 and 2008.

Future gross margin percentages will be mostly affected by the mix of revenues generated from calls, VAS and data made exclusively within our networks and those between our networks and other networks. Calls made exclusively within our networks have a higher gross margin because we do not incur interconnect charges to access other networks.

Sales and marketing: Sales and marketing expenses decreased by 4% for the six months ended June 30, 2009 to $310 million from $323 million for the six months ended June 30, 2008. Sales and marketing costs were comprised mainly of commissions to dealers for obtaining customers on our behalf and selling prepaid reloads, general advertising and promotion costs for Tigo, point of sales materials for the retail outlets, and staff costs. As a percentage of revenues, sales and marketing expenses decreased from 21% for the six months ended June 30, 2008 to 19% for the six months ended June 30, 2009.

Future sales and marketing costs will be impacted by the expansion of the distribution network which requires higher spending on brand awareness point of sales materials. The level of future sales and marketing spend will impact both revenues and operating profits.

General and administrative expenses: General and administrative expenses increased by 15% for the six months ended June 30, 2009 to $281 million from $244 million for the six months ended June 30, 2008. This increase is mainly explained by the increase in network maintenance costs to support the expansion in our mobile operations, including an increase in staffing levels to accommodate Millicom’s growth and higher depreciation of fixed assets other than network equipment. As a percentage of revenues, general and administrative expenses increased to 18% for the six months ended June 30, 2009 from 16% for the six months ended June 30, 2008.

We continue to seek ways to further reduce our overall general and administrative cost base by identifying synergies to rationalize our support costs, such as sharing information, human resources, best practices and technologies amongst the operating companies. We also look to centralize negotiations of our financings and of our supply contracts for network equipment and handsets.

Other operating expenses: Other operating expenses increased by 26% for the six months ended June 30, 2009 to $31 million from $25 million for the six months ended June 30, 2008. This increase is mainly explained by the increased number group support functions to oversee and support the growth in the operating companies.

Operating profit:  Operating profit for the six months ended June 30, 2009 and 2008 by segment were as follows:

Operating profit	2009	2008	Growth
Central America	300,570	324,436	(7)%
South America	93,261	53,863	73%
Africa	33,943	49,371	(31)%
Amnet	15,662	—	—
Unallocated	(33,872)	(39,193)
Total	409,564	388,477	5%

Operating profit margin	2009	2008	Change in % points
Central America	46%	48%	(2)
South America	19%	11%	8
Africa	10%	14%	(4)
Amnet	17%	—	—
Total	26%	26%	0

As a general rule, the companies with the highest market share, which have already achieved critical mass, were able to maintain or improve their operating margins.

Millicom’s operation in the Democratic Republic of Congo continued to incur operating losses, as it aggressively rolls out the triple “A” operating strategy for the company, incurring sales and marketing and network rollout costs ahead of an expected increase in revenues as a result of the 77% increase year-on-year in mobile subscribers in the six months ended June 30, 2009. Adjusted operating profit in DRC was positive over the last months and on an improving trend.

In the future, Millicom’s operating profitability will depend on the ability to continue growing revenues while maintaining control of costs and capex. Millicom is striving to improve the profitability of its operations in Colombia and the Democratic Republic of Congo and expects both of these operations to generate operating profits in the future.

Interest expense: Interest expense for the six months ended June 30, 2009 amounted to $85 million, an increase of 9% from the six months ended June 30, 2008, due to the increase in borrowings, although the interest rates declined. A significant portion of Millicom’s gross debt is at variable rates, which declined significantly. It’s Millicom’s intention in the near future to hedge part of its interest rate exposure to reach a 50% balance of variable interest rate debt.

Interest and other income: Interest and other income for the six months ended June 30, 2009 decreased by 67% to $6 million from $19 million for the six months ended June 30, 2008. A reduction in interest rates, together with lower cash balances during the six months ended June 30, 2009 compared to the same period last year, impacted the interest income.

Other non operating (expense) income, net: Other non operating (expense) income, net for the six months ended June 30, 2009 was an expense of $7 million. It corresponded to the net of exchange losses for $39 million and the gain of $32 million linked to the revaluation of the existing interests in Navega and Metrored, following the early application of IFRS 3R to these acquisitions (see note 3). Other non operating (expense) income, net for the six months ended June 30, 2008 was an income of $8 million, totally related to exchange gain.

Charge for taxes: The net tax charge for the six months ended June 30, 2009 decreased to $93 million from $102 million for the six months ended June 30, 2008. The Group’s effective tax rate decreased from 30% for the six months ended June 30, 2008 to 28% for the six months ended June 30, 2009. Both decreases were mainly the result of a lower proportion of net corporate expenses and interest to total Group profit before taxes.

In the future, as the business grows, Millicom expects to be able to charge additional management fees and brand fees to the operating companies as the revenues of the operating companies grow, thus increasing the corporate income. In addition, as the Group’s profit before tax grows, it will further reduce the impact of the net corporate expenses and interest on the Group’s effective tax rate.

The Group effective tax rate was also impacted by operating companies that are taxed on revenues rather than profit before tax. There is a risk that these situations could change and that these operating companies could be taxed on profits before tax in future years. This could increase the Group effective tax rate.

Net profit for the period attributable to equity holders of the company: The net profit for the six months ended June 30, 2009 was $254 million compared to a net profit of $290 million for the six months ended June 30, 2008. Profit from continuing operations decreased to $233 million for the six months ended June 30, 2009 from $239 million for the six months ended June 30, 2008. The loss from discontinued operations (Millicom’s operation in Sierra Leone and the Asia segment) for the six months ended June 30, 2009 was $6 million compared to a profit for the six months ended June 30, 2008 of $13 million.

Effect of exchange rate fluctuations

Exchange rates for currencies of the countries in which our companies operate fluctuate in relation to the US$ and such fluctuations may have a material adverse effect on our earnings, assets or cash flows when translating local currency into US$. For each subsidiary or joint-venture that reports its results in a currency other than the US$, a decrease in the value of that currency against the US$ reduces our profits while also reducing our assets, our liabilities, as well as our future dividends. In the six months ended June 30, 2009, we had a net exchange loss of $39 million. In the six months ended June 30, 2008, we had a net exchange gain of $8 million.

To the extent that our operations retain earnings or distribute dividends in local currencies, the amount of US$ we receive is affected by fluctuations of exchange rates for such currencies against the US$, which could affect our results of operations. In addition, exchange rates are impacting Millicom’s earnings, assets and cash flows as we have US$ debts, held at local operational level, because local currency borrowing facilities are not available. We generally do not hedge our foreign currency exposures, by lack of available instruments in the countries where we operate.

Liquidity and capital resources

Cash upstreaming

We continued to upstream surplus cash to the Company from the operations. For the six months ended June 30, 2009, we upstreamed $282 million from 8 of the 16 countries in which we operate. This upstreamed cash will be used to service our corporate debt obligations and for further investment. For the six months ended June 30, 2008 we upstreamed $258 million from 11 of the 16 countries in which we operated.

Cash flows

For the six months ended June 30, 2009, cash provided by operating activities was $559 million, compared to $456 million for the six months ended June 30, 2008. The increase is mainly the result of cost controls and favorable product mix offered to our subscribers.

Cash used by investing activities was $492 million for the six months ended June 30, 2009, compared to $553 million for the six months ended June 30, 2008. In the six months ended June 30, 2009 Millicom used cash to purchase $417 million of property, plant and equipment compared to $554 million for the same period in 2008. In addition Millicom used $47 million to purchase the remaining non-controlling interests in Navega and in its operation in Chad (see note 3). An additional $9 million was used for minor investments.

Financing activities provided total cash of $126 million for the six months ended June 30, 2009, compared to a use of cash of $156 million for the six months ended June 30, 2008. In the six months ended June 30, 2009 Millicom repaid debt of $106 million while raising funds of $231 million through new financing.

The net cash inflow in the six months ended June 30, 2009 was $159 million compared to an outflow of $271 million for the six months ended June 30, 2008. Millicom had closing cash and cash equivalents balances of $833 million as at June 30, 2009 compared to $904 million as at June 30, 2008.

Capital additions

Our additions to property, plant and equipment and intangible assets by geographical region were as follows during the periods indicated:

	For the six months ended June 30
	2009	2008
	(unaudited)	(unaudited)
	(in US$ ‘000)

Central America	42,957	160,027
South America	82,236	179,642
Africa	178,873	221,020
Amnet	41,074	—
Unallocated	303	229
Discontinued operations	46,179	86,070
Total	391,622	646,988

The main capital expenditures related to the expansion of existing networks both in terms of areas covered and capacity.

Corporate and other debt and financing

As of June 30, 2009 we had total consolidated outstanding debt and other financing of $2,278 million (December 31, 2008: $2,158 million). The Group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued by the Company was $1,019 million (December 31, 2008: $1,313 million).

Commitments

As of June 30, 2009, we had commitments with a number of suppliers to purchase network equipment, land and buildings and other fixed assets of $368 million of which $353 million are due within one year.

Guarantees

As of June 30, 2009 we had outstanding guarantees for a total amount of $772 million (December 31, 2008: $712 million).

Item 3. UNRESOLVED STAFF COMMENTS

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

	By:		/s/ Mikael Grahne
		Name:	Mikael Grahne
		Title:	President and Chief Executive Officer

	By:		/s/ Francois Xavier Roger
		Name:	Francois Xavier Roger
		Title:	Chief Financial Officer

Date: August 19, 2009